TrueGen Health, Inc.
Self-Certification of Financials

I, Frank Adamo, being the Founder, CEO, and majority owner of TrueGen Health, Inc., a Delaware Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 1, 2021, and the related statements of income (deficit), stockholder's equity and cash flows for the dates ending December 1, 2021, and balance sheet of Company as of December 1, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/
(Signature)

Frank Adamo

Founder and CEO

01/12/2021

EXHIBIT A
Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

Set of financials included below for, the new Delaware Corporation, TrueGen Health, Inc. (incorporated December 1, 2021). See Note 1 in 'NOTES TO FINANCIAL STATEMENTS' below.

TrueGen Health, Inc.

Unaudited Financial Statements for the Period
December 1, 2021 (Inception)

TrueGen Health, Inc.

BALANCE SHEET
December 1, 2021 (Unaudited)

Assets	**12/1/2021**
Current Assets	
Cash and cash equivalents	$ 0.00
Accounts receivable	$ 0.00
Total Current Assets	$ 0.00
Intangible assets	$ 0.00
Less accumulated amortization	$ 0.00
Total Assets	$ 0.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 0.00
Other Liabilities	$ 0.00

Partners' capital accounts	$	0.00
Total Liabilities	$	0.00
STOCKHOLDERS' EQUITY		
Common stock, $0.00 par value, 20,000 shares authorized	$	0.00
20,000 shares issued as of December 20, 2021	$	0.00
Additional paid in capital	$	0.00
Other comprehensive income	$	0.00
Accumulated deficit	$	0.00
Total Stockholders' Equity	$	0.00
Total Liabilities and Stockholders' Equity	$	0.00

TrueGen Health, Inc.

STATEMENT OF OPERATIONS
December 2021 (Inception)

		2021
Revenues	$	0.00
Cost of Revenues	$	0.00
Gross Profit (loss)	$	0.00
Operating expenses		
General and Administration	$	0.00
Depreciation	$	0.00
Total operating expenses	$	0.00
Net Income Before Tax	$	0.00
Deferred Tax Asset	$	0.00
Net Loss		
	$	0.00
Other Comprehensive Income		
Foreign currency translation adjustments	$	0.00

Comprehensive Loss

$ 0.00

TrueGen Health, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 2021 (Inception)

	Common Stock Shares	Par Value	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance as of December1, 2021 (Inception)	0	$0	$0	$0	$0	$0
Net Income (Loss)	0	$0	$0	$0	$0	$0
Balance as of November 30, 2021	0	$0	$0	$0	$0	$0

TrueGen Health, Inc.

STATEMENT OF CASH FLOWS
December 2021 (Inception)

Cash Flows from Operating Activities

Net Income (Loss)	$	0.00
Adjustments to reconcile net income (loss) to net cash provided by operations:	$	0.00
Accumulated Amortization of Other Assets	$	0.00
Credit or Line of Credit	$	0.00
Deferred tax asset	$	0.00
Changes in operating assets and liabilities:	$	0.00
(Increase) Decrease in accounts receivable	$	0.00
Increase (Decrease) in accounts payable	$	0.00
Increase (Decrease) in deferred revenue	$	0.00
Net cash used in operating activities	$	0.00

Cash Flows from Investing Activities

Application Development	$	0.00
Payments for internally developed software	$	0.00
Net cash used in investing activities	$	0.00

Cash Flows from Financing Activities

Issuance of advances from related parties	$	0.00
Issuance of common stock	$	0.00
Net cash provided by financing activities	$	0.00
Net change in cash and cash equivalents	$	0.00
Cash and cash equivalents at beginning of period	$	0.00
Cash and cash equivalents at end of period	$	0.00

TrueGen Health, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 1, 2021 (Unaudited)

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

(OPTIONAL DISCLOSURES)

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 – NATURE OF OPERATIONS

The original operating company, Adamo Diagnostics, LLC, was incorporated in Illinois as an LLC on April 22, 2020, headquartered in Hinsdale, IL. On December 1, 2021 a new operating company was formed as a Delaware C Corporation under the new name TrueGen Health, Inc. (which may be referred to as the "Company", "we," "us," or "our").

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means. x Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective April 23, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling software license subscriptions to clinical entities on a monthly basis. The Company's payments are generally collected upfront.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 4 – STOCKHOLDERS' EQUITY

The total number of shares of Common Stock which the Corporation is authorized to issue is 20,000. The Corporation shall have two (2) classes of Common Stock: Class A Common Stock with 10,000 shares authorized and Class B Common Stock with 10,000 shares authorized.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does have a share-based compensation plan as of January 1, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000in Equity. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Adamo Diagnostics, LLC
Self-Certification of Financials

I, Frank Adamo, being the Founder, CEO, and majority owner of Adamo Diagnostics, LLC, a Illinois Limited Liability Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of November 30, 2021, and the related statements of income (deficit), stockholder's equity and cash flows for the dates ending November 30, 2021 and November 30, 2021, and balance sheet of Company as of November 30 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/
(Signature)

Frank Adamo

Founder and CEO

12/15/2021

EXHIBIT A

Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

Two sets of financials are provided for the for, 1- Below- the original Illinois-based LLC, Adamo Diagnostics, LLC, since April 22, 2020 (financials thru November 30, 2021 included) and; 2- above- the new Delaware Corporation, TrueGen Health, Inc. (incorporated December, 1, 2021). See Note 1 in 'NOTES TO FINANCIAL STATEMENTS' below.

Adamo Diagnostics, LLC (dba TrueGen)

Unaudited Financial Statements for the Period
April 22, 2020 (Inception)
Through November 30, 2021

Adamo Diagnostics, LLC (dba TrueGen)
BALANCE SHEET
April 22, 2020 (Inception)
Through November 30, 2021 (Unaudited)

Assets	2021	2020
Current Assets		
Cash and cash equivalents	$ -905.46	$ 17,621.00
Accounts receivable	$ 0.00	$ 0.00
Total Current Assets	$ -905.46	$ 17,621.00
Intangible assets	$ 293,245.07	$ 219,772.00
Less accumulated amortization	$ -51,450.5	$ -16,483.00
Total Assets	$ 240,889.11	$ 220,910.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	10,530.00	$	9,785.00
Other Liabilities		$ 0.00		$ 3.00
Partners' capital accounts	$	230,359.11	$	211,122.00
Total Liabilities	$	240,889.11	$	220,910.00

STOCKHOLDERS' EQUITY

Common stock, $0 par value, shares authorized		$ 0.00		$ 0.00
0 shares issued as of November 20, 2021		$ 0.00		$ 0.00
Additional paid in capital		$ 0.00		$ 0.00
Other comprehensive income		$ 0.00		$ 0.00
Accumulated deficit		$ 0.00		$ 0.00
Total Stockholders' Equity		$ 0.00		$ 0.00
Total Liabilities and Stockholders' Equity	$	240,889.11	$	220,910.00

Adamo Diagnostics, LLC (dba TrueGen)

STATEMENT OF OPERATIONS
April 22, 2020 (Inception)
Through November 30, 2021

		2021		2020
Revenues	$	204,203.32	$	117,588.05
Cost of Revenues	$	52,212.31	$	50,702
Gross Profit (loss)	$	151,991.01	$	66,885.91
Operating expenses				
General and Administration	$	119,729.17	$	101,769.86
Depreciation	$	34,967.50	$	16,483
Total operating expenses	$	154,696.67	$	118,252.86
Net Income Before Tax	$	-2,705.66	$	-51,366.95
Deferred Tax Asset		$ 0.00		$ 0.00

Net Loss	$ -2,705.66	$ -51,366.95

Other Comprehensive Income		
Foreign currency translation adjustments	$ 0.00	$ 121.39

Comprehensive Loss	$ -2,705.66	$ -51,245.56

Adamo Diagnostics, LLC (dba TrueGen)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of November 30, 2021 (Unaudited)

	Common Stock Shares	Par Value	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance as of January 1, 2021 (Inception)	0	$0	$0	$0	$0	$0
Net Income (Loss)	0	$0	$0	$0	$0	$0
Balance as of November 30, 2021	0	$0	$0	$0	$0	$0

Adamo Diagnostics, LLC (dba TrueGen)
STATEMENT OF CASH FLOWS
As of November 30, 2021 (Unaudited)

Cash Flows from Operating Activities

Net Income (Loss)	$ -2,705.66
Adjustments to reconcile net income (loss) to net cash provided by operations:	$35, 712.18
Accumulated Amortization of Other Assets	$ 34,967.50
Credit or Line of Credit	$ 744.68
Deferred tax asset	$ 0.00
Changes in operating assets and liabilities:	$ 0.00
(Increase) Decrease in accounts receivable	$ 0.00

Increase (Decrease) in accounts payable	$	0.00
Increase (Decrease) in deferred revenue	$	0.00
Net cash used in operating activities	$	33,006.52

Cash Flows from Investing Activities

Application Development	$	-92,743.43
Payments for internally developed software	$	0.00
Net cash used in investing activities	$	-92,743.43

Cash Flows from Financing Activities

Issuance of advances from related parties	$	41,210.33
Issuance of common stock	$	0.00
Net cash provided by financing activities	$	41,210.33
Net change in cash and cash equivalents	$	-18,526.58
Cash and cash equivalents at beginning of period	$	0.00
Cash and cash equivalents at end of period	$	-905.46

Adamo Diagnostics, LLC (dba TrueGen)
NOTES TO FINANCIAL STATEMENTS
As of December 1, 2021 (Unaudited)

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

(OPTIONAL DISCLOSURES)

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 – NATURE OF OPERATIONS

The original operating company, Adamo Diagnostics, LLC, was incorporated in Illinois as an LLC on April 22, 2020, headquartered in Hinsdale, IL. On December 1, 2021 a new operating company was formed as a Delaware C Corporation under the new name TrueGen Health, Inc. (which may be referred to as the "Company", "we," "us," or "our").

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means. x Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The

Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective April 23, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling software license subscriptions to clinical entities on a monthly basis. The Company's payments are generally collected upfront.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 4 – STOCKHOLDERS' EQUITY

Membership Interests of the Members are represented by issued and outstanding 'Units'. As of September 30, 2021, the Company had 2 million Units issued and outstanding.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does have a share-based compensation plan as of January 1, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000in Equity. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.